UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Reckson Associates Realty Corp.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

75621K106

(CUSIP Number)

Jason Grebin, Esq.	Steven A. Seidman, Esq.
General Counsel	Rosalind F. Kruse, Esq.
Macklowe Properties, Inc.	Willkie Farr & Gallagher LLP
767 Fifth Avenue	787 Seventh Avenue
New York, NY 10153	New York, NY 10019
(212) 554-5811	(212) 728-8763

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75621K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WH Rome Partners LLC

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 75621K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WH Rome Inc.

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 75621K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harry Macklowe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,307,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,307,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,307,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 75621K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William S. Macklowe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,307,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,307,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,307,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 75621K106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rome Acquisition Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Please refer to Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the “Shares”), of Reckson Associates Realty Corp., a Maryland corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 625 Reckson Plaza, Uniondale, New York 11556.

Item 2. Identity and Background

Macklowe Reporting Persons

Macklowe Reporting Persons (as hereinafter defined) are WH Rome Partners LLC, a Delaware limited liability company (“WH LLC”), WH Rome Inc., a New York corporation and the managing member of WH LLC (“WH Corporation”), and Harry Macklowe and William S. Macklowe, each a citizen of the United States of America, a 50% owner of WH Corporation and an owner of a 49.75% membership interest in WH LLC (collectively, “Macklowe Reporting Persons”).  Harry Macklowe and William S. Macklowe are the only shareholders of WH Corporation, and WH Corporation, Harry Macklowe and William S. Macklowe are the only members of WH LLC.  The address of the principal business and principal office of each of the Macklowe Reporting Persons is c/o Macklowe Properties, Inc., 767 Fifth Avenue, New York, NY 10153.

The principal business of WH LLC is acting as general partner to Rome (as hereinafter defined).  The principal business of WH Corporation is acting as the managing member of WH LLC.  The principal occupation of Harry Macklowe is acting as Chairman and Chief Executive Officer of Macklowe Properties, Inc. (“Macklowe”), an investment firm whose principal business is buying, developing, managing, and leasing commercial office and apartment properties.  The principal occupation of William S. Macklowe is acting as President of Macklowe.  The address of the principal business and principal office of Macklowe is 767 Fifth Avenue, New York, NY 10153.

The executive officers of WH Corporation are Harry Macklowe, President, William S. Macklowe, Vice President, and Jason Grebin, Vice President.  The directors of WH Corporation are Harry Macklowe and William S. Macklowe.  There are no executive officers or directors of WH LLC.  The principal occupation of Mr. Grebin, a citizen of the United States of America, is acting as General Counsel of Macklowe.  The business address of Mr. Grebin is c/o Macklowe Properties, Inc., 767 Fifth Avenue, New York, NY 10153.

During the last five years, none of the Macklowe Reporting Persons and, to the knowledge of the Macklowe Reporting Persons, none of the executive officers, directors, control persons or members of the Macklowe Reporting Persons, as applicable, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Reporting Persons

Meadow Star LLC, a Delaware limited liability company (“Meadow Star”) and WH LLC are the general partners of Rome Acquisition Limited Partnership (“Rome”), a Delaware limited partnership.  The principal business purpose of Rome is to acquire the Issuer and its assets.  The address of the principal business and principal office of Rome is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601.  Rome and the Macklowe Reporting Persons are hereinafter referred to collectively as the “Reporting Persons.”

Information regarding Meadow Star and the persons controlling Meadow Star is provided in the Schedule 13D filed on November 27, 2006 by Meadow Star and other entities (the “Icahn Schedule 13D”).

During the past five years, Rome (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Macklowe Reporting Persons

The aggregate amount of funds used by Harry Macklowe and William S. Macklowe to purchase the 3,307,000 Shares (the “Macklowe Shares”) beneficially owned by each of them was $147,672,812.40 (including commissions).  The Macklowe Shares were purchased through and are held in a joint brokerage account, which account is in the name of Harry Macklowe and William S. Macklowe, who hold the Macklowe Shares as joint tenants.  The funds used to purchase the Macklowe Shares were obtained by Harry Macklowe and William S. Macklowe from a combination of loan proceeds pursuant to a commercial loan made in the ordinary course by a bank and borrowings pursuant to standard margin arrangements.

Reporting Persons

It is anticipated that funding for the Proposal (as hereinafter defined) will be in the form of (1) cash contributed to Rome and (2) debt financing.  The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.    Purpose of Transaction

Macklowe Reporting Persons

In mid-October 2006, Harry and William S. Macklowe mentioned to Lewis S. Ranieri, a member of the board of directors of the Issuer, that they were disappointed they had not gotten a chance to conduct due diligence on Reckson’s assets and that they likely would have been interested in bidding for them.  Mr. Ranieri replied that he would have Scott Rechler, the Chief Executive Officer and Chairman of the Board of the Issuer, get back to them.  Mr. Rechler did not contact Harry and William S. Macklowe.

On November 2, 2006, Harry Macklowe sent an email to the Issuer requesting access to due diligence materials with respect to Reckson’s assets.  On November 7, 2006, Peter Quick, the lead independent director of the Issuer, sent a letter to Harry Macklowe informing him that his request was denied because it did not meet the requisite standard for providing such access under the terms of the Issuer’s merger agreement with SL Green Realty Corp.

Macklowe Reporting Persons acquired their positions in the Macklowe Shares in the belief that the then existing merger agreement between the Issuer and SL Green Realty Corp. undervalued the Issuer and its assets.  At approximately the same time, Harry Macklowe approached Mr. Carl C. Icahn and suggested that it could be profitable for Macklowe entities and entities affiliated with Mr. Icahn to bid for the Issuer and its assets.  After a series of discussions between representatives of the entities affiliated with Mr. Icahn and representatives of the Macklowe Reporting Persons, Meadow Star and WH LLC entered into, effective as of November 15, 2006, an Agreement of Limited Partnership of Rome (the “Partnership Agreement”).  A copy of the Partnership Agreement is filed herewith as an exhibit and incorporated herein by reference.

Reporting Persons

As set forth above, Meadow Star and WH LLC entered into the Partnership Agreement, effective as of November 15, 2006.

On November 15, 2006, Rome made a proposal to the Issuer set forth in the letter attached hereto as an exhibit and incorporated herein by reference.

On November 16, 2006, Craig Wasserman of Wachtell, Lipton, Rosen & Katz, counsel to the Issuer, and Mr. Ranieri called Harry Macklowe and informed him that based on the bid price in the November 15 letter, the Issuer would be willing to grant Rome due diligence access.

On November 16, 2006, representatives of Rome had discussions with representatives of the Issuer regarding a potential transaction between Rome and the Issuer.  Prior to such discussions a customary confidentiality agreement was executed.

On November 17, 2006, representatives of the Issuer contacted representatives of the Reporting Persons to inform them that they had been granted access to the due diligence materials of the Issuer, which diligence process is ongoing at this time.  At the same time, representatives of the Issuer informed Rome that the Issuer had determined to postpone its scheduled meeting of stockholders of Issuer until November 28, 2006.  During the period from November 17, 2006 to the date of the filing of this Schedule 13D, certain financial institutions who are considering whether to provide debt financing in support of the Rome bid are also conducting due diligence.  In addition, Rome was approached by a third party not affiliated with any of the partners of Rome with a view toward becoming a member of Rome, but at this time no agreements or understandings have been reached by the partners of Rome and such third party concerning its admission to the Rome partnership.  It is not known whether such third party is the beneficial owner of any shares of Issuer.

On November 26, 2006, Rome sent a letter (the “Letter”) to the Issuer confirming its interest in acquiring all of the outstanding shares (and common units) of the Issuer (and Reckson Operating Partnership, L.P.) for $49.00 per share (or common unit) in cash (the “Proposal”), subject to satisfactory completion of due diligence.  The Letter is attached hereto as an exhibit and incorporated herein by reference.  The Letter indicates that Rome would be willing to sign an agreement substantially in the same form as the Issuer’s merger agreement with SL Green Realty

Corp. (with such changes as are customary to reflect that the Proposal is all cash).  The merger agreement would consequently not contain any financing condition.  The Letter states that Rome anticipates delivering its definitive, binding proposal, in the form of an executed definitive acquisition agreement, along with binding commitments from its lenders, by no later than Monday, December 4, 2006, in accordance with the timeline set forth in its November 15th letter to the Issuer.  The Letter indicates that the partners of Rome will fund Rome with $1,200,000,000 as of the close of business on Monday, November 27, 2006.

On November 27, 2006, the partners of Rome deposited $1.2 billion in cash into accounts at Bear Stearns for the purpose of Rome’s proposed acquisition of the Issuer.

On November 27, 2006, the Issuer announced the postponement of its shareholders meeting to December 6, 2006.

The Proposal, or any amendment thereof, could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, and the delisting of the Issuer’s securities from the New York Stock Exchange.

The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time.

Item 5.    Interest in Securities of the Issuer

Macklowe Reporting Persons

(a) Harry Macklowe and William S. Macklowe each beneficially own 3,307,000 Shares (the “Macklowe Shares”), representing approximately 3.9% of the Issuer’s outstanding Shares (based upon the 83,762,635 Shares stated to be outstanding as of November 7, 2006 by the Issuer in the Form 10-Q filed on November 13, 2006).  WH Corporation, WH LLC and to the best knowledge of the Macklowe Reporting Persons, Mr. Grebin, do not beneficially own any Shares as of the date of the filing of this Schedule 13D.

(b) The Macklowe Shares were purchased through and are held in a joint brokerage account, which account is in the name of Harry Macklowe and William S. Macklowe, who hold the Macklowe Shares as joint tenants.  Harry Macklowe and William S. Macklowe share the power to vote, direct the voting of, dispose of or direct the disposition of the Macklowe Shares.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.

NAME	DATE	SHARES PURCHASED	PRICE PER SHARE ($)
Harry Macklowe and William S. Macklowe (through joint brokerage account)	11/13/2006 11/14/2006 11/15/2006	917,000 925,000 1,465,000	44.2812 44.5858 44.9318

(d) Not applicable.

(e) Not applicable.

Reporting Persons

The Reporting Persons and the Icahn Reporting Persons (as such term is defined in the Icahn Schedule 13D, the “Icahn Reporting Persons”) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act. As such, the group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by Rome, the Icahn Reporting Persons and the Macklowe Reporting Persons.  Based upon information regarding the beneficial ownership of Shares of the Icahn Reporting Persons provided in the Icahn Schedule 13D, such group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), in the aggregate, 6,790,090 Shares, representing approximately 8.1% of the Issuer’s outstanding Shares (based upon the 83,762,635 Shares stated to be outstanding as of November 7, 2006 by the Issuer in the Form 10-Q filed on November 13, 2006). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Macklowe Reporting Persons that they are the beneficial owners of Shares beneficially owned by any of the Icahn Reporting Persons.

Item 6.    Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference.  Except as set forth in response to other Items of this Schedule 13D and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

1              Joint Filing Agreement

2                                          Agreement of Limited Partnership of Rome

3.                                       Letter, dated November 15, 2006

4.                                       Letter, dated November 26, 2006

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2006

ROME ACQUISITION LIMITED PARTNERSHIP
By:	WH ROME PARTNERS LLC
as General Partner
By:	WH ROME INC.
its Managing Member

By:	/s/ Harry Macklowe
Name: Harry Macklowe
Title: President

WH ROME PARTNERS LLC
By:	WH Rome Inc., its Managing Member

By:	/s/ Harry Macklowe
Name: Harry Macklowe
Title: President

WH ROME INC.

By:	/s/ Harry Macklowe
Name: Harry Macklowe
Title: President

/s/ Harry Macklowe
HARRY MACKLOWE

/s/ William S. Macklowe
WILLIAM S. MACKLOWE

[Signature Page of Schedule 13D—Reckson Associates Realty Corp.]